VIA ELECTRONIC TRANSMISSION

January 28, 2016

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

RE:                           The Hartford Mutual Funds, Inc.

The Hartford Mutual Funds II, Inc.

The Hartford Alternative Strategies Fund

Hartford Series Fund, Inc.

Hartford HLS Series Fund II, Inc.

Ladies and Gentlemen:

On December 28, 2015, The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., The Hartford Alternative Strategies Fund, Hartford Series Fund, Inc., and Hartford HLS Series Fund II, Inc. (each a “Registrant” and collectively, the “Registrants”) filed a copy of the Investment Company Blanket Bond (the “Fidelity Bond”) for the Registrants, among other documents, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended.  As noted in the December 28, 2015 filing, the Registrants have also retained insurance in excess of the Fidelity Bond (the “Excess Policies”).  This amendment is being filed for the sole purpose of filing the Excess Policies.  Please contact me at (610) 386-4068 if you have any questions.

Sincerely,

/s/ Edward Macdonald
Edward Macdonald
Vice President, Secretary and Chief Legal Officer

DECLARATIONS EXCESS INSURANCE POLICY

ACCOUNT NUMBER	233788
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	596358018

Item 1: NAMED ENTITY AND PRINCIPAL ADDRESS	PRODUCER
Hartford Series Fund, Inc. 690 Asylum Avenue Hartord, CT 06115	AON Risk Services Northeast Inc. 199 Water Street 30th Floor New York, NY 10038

Attn:	John Macko

Item 2.	Policy Period:	8/19/2015 To 8/19/2016
12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3.	Limit of Liability
$10,000,000

Item 4.	Schedule of Underlying Insurance:
A. Followed Policy

	Name of Carrier	Policy No	Limits	Ded/Ret Amount

	St. Paul Fire and Marine Insurance Company	ZBN-91M39740-15-N2	$10,000,000	$250,000

	B. Underlying Excess Policies:	*** SEE ATTACHED SCHEDULE ***

Item 5.	Policy Premium	$15,000

Item 6.	Notices of Claims:		All other Notices:
CNA — Claims Reporting
	P.O Box 8317		Open Brokerage Global Specialty Lines
	Chicago, IL 60680-8317		CNA Insurance Company
	Email address: SpecialtyNewLoss@cna.com Fax Number: 866-773-7504		125 Broad Street — 8th Floor New York, NY 10004

Item 7.	Endorsements forming a part of this Policy at inception: GSL24999XX Ed. 01/11 Follow Form Endorsement

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative:	Date:	January 11, 2016

G-22076-B(c) (ED. 06-10)

© CNA All Rights Reserved.

1

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of

National Union Fire Insurance Company of Pittsburgh, Pa.	01-615-80-33	$10,000,000	$10,000,000

2

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I.                 FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter “Followed Policy”) except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter “Underlying Insurance”) by or on behalf of the insurers of such Underlying Insurance, or by or on behalf of the Insureds. The risk of uncollectibility of any Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II.           LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer’s obligations under this Policy shall be deemed completely fulfilled and extinguished.

III.      CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any Underlying Insurance which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any Underlying Insurance is subject to a sub-limit, then this Policy provides no coverage excess of such Underlying Insurance sub-limit, but the Underlying Insurance shall be deemed depleted by payment of any such sub-limit.

IV.       INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the Followed Policy and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any Underlying Insurance, even if the Underlying Insurance has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer’s position or rights of recovery.

V.            NOTICES

Where notice is permitted or required by the Followed Policy, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman	Secretary

G-22075-B (Ed. 06-10)

© CNA All Rights Reserved.

1

FOLLOW FORM ENDORSEMENT

In consideration of the premium paid for this policy, it is agreed as follows:

It is further understood and agreed that coverage under this policy shall be subject to the provisions of Endorsement #2 — Protected Information Exclusion issued by Illinois National Insurance Company in lieu of any comparable provisions of the Followed Policy.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL24999XX (1-11)	Policy No:	596358018
Continental Casualty Company	Endorsement No:	1
Insured Name: Hartford Series Fund, Inc.	Effective Date:	8/19/2015

© CNA All Rights Reserved.

1

AXIS INSURANCE COMPANY Administrative Office — 11680 Great Oaks Way, Suite 500 Alpharetta, Georgia 30022 (a stock company hereinafter the “Insurer”)

Excess Policy

DECLARATIONS PAGE

SUBJECT TO THE PROVISIONS OF THE FOLLOWED POLICY, CLAIMS EXPENSES MAY BE INCLUDED IN THE LIMIT OF LIABILITY AND THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENT AMOUNTS MAY BE REDUCED AND EXHAUSTED BY PAYMENT OF CLAIMS EXPENSES. PLEASE READ THIS POLICY CAREFULLY.

Policy Number: MNN719625/01/2015	Renewal of Policy Number: MNN719625/01/2014

Item 1. Policyholder and Mailing Address:	Hartford Series Fund, Inc.
690 Asylum Avenue
Hartford, CT 06155

Item 2.  Policy Period: From: 12:01 a.m. on August 19, 2015 to: 12:01 a.m. on August 19, 2016, at the address in Item 1.

Item 3.  Limit of Liability for the Policy Period: $10,000,000 each loss.

Item 4.  Underlying Insurance: See attached Schedule of Underlying Insurance.

Item 5.  Forms and Endorsements attached at Policy Inception: See attached Schedule of Forms and Endorsements.

Item 6.  Notices to Insurer:

A. Notice of claims or potential claims:	B. All other notices:

AXIS Insurance Company	AXIS Insurance Company
Professional Lines Claims	Professional Lines
300 Connell Drive	300 Connell Drive
P.O. Box 357	P.O. Box 357
Berkeley Heights, NJ 07922-0357	Berkeley Heights, NJ 07922-0357
Toll Free Fax: (866) 770-5630	Fax: (908) 508-4301
E-mail: USClaimNoticeBH@axiscapital.com

Item 7.  Premium: $12,500 (No additional premium for TRIA).

The Insurer has caused this Policy to be signed and attested by its authorized officers:

Gregory W. Springer, President		Andrew Weissert, Secretary

POLICY ISSUED ON:	November 20, 2015

XS 0102 (12 11)

1

Schedule of Underlying Insurance

Followed Policy

A.	Insurer Name	Policy Number	Limit

	St. Paul Fire & Marine Insurance Company	ZBN-91M39740-15-N2	$10,000,000

Other Underlying Insurance

Insurer Name	Policy Number	Limit
National Union Fire Insurance Company of Pittsburgh, PA.	01-615-80-33	$10,000,000 xs $10,000,000
Continental Casualty Company	596358018	$10,000,000 xs $20,000,000

2

Schedule of Forms and Endorsements

Notices, Forms and Disclosures:
Excess Policy		XS 0001 (12/10)

Endorsements:
No.	Endorsement Name	Endorsement Number
1	Connecticut Amendatory Endorsement	XS 0005 (03/13)
2	Protected Information Exclusion	Manuscript

3

Excess Policy

In consideration of the premium paid and in reliance upon all information and representations provided or made available by the Insureds to the Insurer in connection with the underwriting of this Policy, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and Policyholder, on behalf of all Insureds, agree as follows:

I.                INSURING AGREEMENT

This Policy shall provide insurance excess of the Underlying Insurance. Liability shall attach to the Insurer only after (i) the insurers of the Underlying Insurance, the Insureds or others on behalf of the Insureds shall have paid in legal currency amounts covered under the respective Underlying Insurance equal to the full amount of the Underlying Limit, and (ii) the retention or deductible, if any, applicable under the Underlying Insurance has been satisfied. Except as specifically set forth herein, coverage under this Policy shall apply in conformance with all provisions of the Followed Policy.

II.           DEFINITIONS

When used in this Policy, whether in the singular or the plural:

A.            Insureds means all persons and entities covered under the Followed Policy.

B.            Followed Policy means the insurance policy(ies) identified as such in the Schedule of Underlying Insurance attached hereto.

C.            Policy Period means the period set forth in Item 2 of the Declarations.

D.            Policyholder means the person(s) or entity(ies) set forth in Item 1 of the Declarations.

E.             Underlying Insurance means the Followed Policy and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

F.              Underlying Limit means an amount equal to the aggregate of all limits of liability set forth in the Schedule of Underlying Insurance attached hereto.

III.      CONDITIONS AND LIMITATIONS

A.            The Limit of Liability set forth in Item 3 of the Declarations shall be the maximum amount payable by the Insurer in excess of the Underlying Limit.

B.            If any amount covered under the Underlying Insurance is subject to a sublimit of liability, this Policy shall not apply to such amount, but the Insurer shall recognize payment of such amount in any manner described in Section I. Insuring Agreement as reducing the Underlying Limit by such amount.

C.            The Insureds shall give written notice to the Insurer if any Underlying Insurance is changed or terminated or if any insurer of the Underlying Insurance becomes financially unable to pay any amount covered under the Underlying Insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the Insureds to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D.            Notice to the Insurer shall be given at the respective address shown in Item 6 of the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E.             The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the Underlying Limit has not been exhausted. The Insureds shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer’s position or potential rights of recovery. No action by any other insurer shall bind the Insurer under this Policy.

XS 0001 (12 10)

1

Endorsement No.	Effective Date	Policy Number	Additional Premium
1	12:01 a.m. on August 19, 2015	MNN719625/01/2015	N/A

CONNECTICUT AMENDATORY ENDORSEMENT

(FOR USE WITH LIMITS OF $10,000,000 OR MORE)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Policy

It is agreed that:

I.                         The following section is added to the Policy:

IV.       POLICY TERMINATION

A.            The Policyholder may cancel this Policy by giving the Insurer advance written notice of cancellation stating the effective date thereof. In such event, the Insurer shall refund the unearned portion of the premium computed at the customary short-rate.

B.            The Insurer may cancel this Policy only for nonpayment of premium. In such event the Insurer shall deliver or mail written notice of cancellation for nonpayment of premium to the Policyholder stating the effective date thereof, which shall not be less than same as Followed Policy but cannot be less than 90 days for PL and 10 days for all other days from the date the notice is delivered or mailed. The Policyholder may avoid cancellation by payment in full at any time prior to the effective date of cancellation.

C.            If the Insurer decides not to renew this Policy or conditions renewal upon an increase in premium, a decrease in the Limit of Liability, a reduction of coverage, an increased deductible or retention or any other change in coverage less favorable to the Insured, then the Insurer shall deliver or mail written notice of nonrenewal or such conditions to the Policyholder at least same as Followed Policy but cannot be less than 90 days for PL and 60 days for all other days before the expiration of the Policy Period. Such notice shall state the specific reason(s) for nonrenewal or a reasonable estimate of any proposed premium increase.

D.            If the Insurer mails any notice required under this section, the Insurer shall do so by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing to the Policyholder at the address in Item 1 of the Declarations. The Insurer also shall send such notice by mail or electronic mail to the producer of record, if any. The delivery or mailing of such notice shall be sufficient proof thereof and the Policy Period shall terminate at the date and hour specified in the notice.

II.           If this Policy provides claims-made coverage, the Policy is further amended as follows:

A.            Section II. DEFINITIONS is amended as follows:

1.              Definition D. Policy Period is replaced with the following:

Policy Period means the period set forth in Item 2 of the Declarations, subject to prior Termination of Coverage.

XS 0005-CT (03 13)

2.              The following Definition is added:

G.            Termination of Coverage means, whether by the Insurer or the Policyholder at any time, cancellation or nonrenewal of the policy, a decrease in the Limits of Liability, a reduction of coverage, an increased deductible or retention, a new exclusion or any other change in coverage less favorable to the Insureds.

B.            Section III. CONDITIONS AND LIMITATIONS is amended as follows:

1.              The following is added to paragraph D:

A claim shall be deemed first made when the Insurer receives written notice thereof from the Insured or a third party.

2.              The following is added:

F.              If a retroactive date is established under the Policy, it may be advanced only with the written consent of the Policyholder.

C.            The following Section is added:

VI.       EXTENDED REPORTING PERIODS

A.            In the event of Termination of Coverage, the Insureds shall have a free automatic extension of the coverage under this Policy for a period of same as Followed Policy but cannot be less than 30 days days from the effective date of Termination of Coverage.

B.            In the event of Termination of Coverage, the Insureds shall have the right to purchase an optional Extended Reporting Period of UNDERWRITER MUST CHOOSE THE APPLICABLE ERP AND DELETE OTHERS

IF THIS POLICY PROVIDES EXCESS COVERAGE OTHER THAN D&O, FIDUCIARY OR POLLUTION AND ENVIRONMENTAL IMPAIRMENT LIABILITY, YOU MUST OFFER: three (3) years following the effective date of Termination of Coverage for an additional premium of same % as Followed Primary Policy but cannot be more than 200% of the annual premium) of the annualized premium for the Policy.

IF THIS POLICY PROVIDES EXCESS PROFESSIONAL LIABILITY COVERAGE AS DEFINED IN SECTION 38A-393 OF THE CT GEN. STS., YOU MUST OFFER: an unlimited duration following the effective date of Termination of Coverage for an additional premium of same % as Followed Primary Policy but cannot be more than 200% of the annual premium) of the annualized premium for the Policy.

IN ALL OTHER INSTANCES, YOU MUST OFFER: one (1) year following the effective date of Termination of Coverage for an additional premium of same % as Followed Primary Policy but cannot be more than 200% of the annual premium) of the annualized premium for the Policy.

This right shall lapse unless written notice of the election together with payment of the additional premium is received by the Insurer within thirty (30) days following the effective date of Termination of Coverage or fifteen (15) days from the date of delivery or mailing of the notice described in paragraph F below.

This optional Extended Reporting Period shall begin after expiration of the automatic extension of coverage. If premium is due for coverage during the Policy Period, any monies received for the optional Extended Reporting Period shall first be applied to such premium. The optional Extended Reporting Period shall not take effect until any premium due for the Policy is paid, and unless the premium for the optional Extended Reporting Period is paid promptly when due.

The Insureds must purchase the optional Extended Reporting Period under all unexhausted Underlying Insurance as a condition to electing the Extended Reporting Period under this Policy.

C.            The Extended Reporting Periods apply only to claims first made therein, and any such claim shall be deemed made during the Policy Period.

D.            Coverage under the Extended Reporting Periods applies only to wrongful acts that take place prior to the effective date of Termination of Coverage.

E.             The limit of liability for the Extended Reporting Periods shall be the remaining amount of the Limit of Liability set forth in Item 3 of the Declarations, if any.

F.              The Insurer will provide written notice to the Policyholder advising of the automatic extension of coverage and the availability of, premium for and the importance of purchasing the optional Extended Reporting Period. Such notice shall be sent on or after notification of Termination of Coverage or within fifteen (15) days after Termination of Coverage.

All other provisions of the Policy remain unchanged.

November 20, 2015
Authorized Representative	Date

Rider No. 2

Effective date of this rider: 12:01 a.m. on August 19, 2015

To be attached to and form part of Policy Number: MNN719625/01/2015

Issued to: Hartford Series Fund, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

(Protected Information Exclusion)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, EXCESS POLICY

It is agreed that this bond shall not apply to any loss resulting directly or indirectly from the: (i) theft, disappearance, or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

A.                  confidential or non-public; or

B.                  personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard; provided that this shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of tangible Property of the Insured or tangible Property that the Insured is holding for a third party.

Theft of tangible Property does not include the use of confidential or non-public information or personal or personally identifiable information to enable the theft of or disclosure of information.

All other provisions of the Policy remain unchanged.

November 20, 2015
Authorized Representative	Date

Includes copyright material of The Surety Association of America

1

National Union Fire Insurance Company of Pittsburgh, Pa.®

A capital stock company

Policy Number: 01-615-80-33	Replacement of: 01-481-58-60

EXCESS EDGE®

NOTICES: Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder:	HARTFORD SERIES FUND, INC.

Policyholder Address:	CORPORATE RISK MANAGEMENT
ONE HARTFORD PLAZA, HO-GL-09
HARTFORD, CT 06155

Policyholder Domicile:	Connecticut

Insurer Address:	175 Water Street
New York, NY 10038

Claims Address: e-mail:	c-claim@AIG.com
Mail:	AIG, Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Limit of Liability:	$10,000,000
Total Underlying Limits:	$10,000,000
Policy Period: From:	August 19, 2015
To:	August 19, 2016
Premium:	$20,000

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
*	St. Paul Fire & Marine Insurance Company	91M39740	$10,000,000 Primary	08/19/2015 to 08/19/2016

The Policy Period incepts and expires as of 12:01 A.M. at the Policyholder Address. Terms with “Bold” typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the “Followed Policy” means the policy in the Schedule with an “*” at the beginning of its row, but only with respect to the following Followed Coverage Section(s): Investment Company Blanket Bond Form Form# ICB005.

1482037

103224 (02/10)	© All rights reserved.

1

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa.® (the “Insurer”) and insureds agree as follows:

INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the Followed Policy, as modified by and subject to the terms, conditions and limitations of this policy.

The Insurer’s coverage obligations under this policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments by, on behalf of or in the place of the Underlying Insurers of amounts covered under the Underlying Policies. This policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payments by others of covered amounts under that Underlying Policy. The risk of uncollectability of any part of the Total Underlying Limits, for any reason, is expressly retained by the Policyholder and any insureds, and is not insured under this policy or assumed by the Insurer.

LIMIT OF LIABILITY	The Limit of Liability is the aggregate limit of the Insurer’s liability for all coverage under this policy.

NOTICES

Where the Followed Policy requires or permits notice to its insurer, the Policyholder or the insureds have the same obligations and rights to notify the Insurer under this policy, except that with respect to this policy, any notice to the Insurer must be directed as follows: (i) for claims-related matters, by mail or e-mail to the Claims Address; and (ii) for all other notices, by mail to the Insurer Address.

RIGHTS

The Insurer shall have the same rights, privileges and protections afforded to the Underlying Insurer of the Followed Policy in accordance with the terms, conditions and limitations of the Followed Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Policyholder, its subsidiaries and any insureds shall provide the Insurer with such information, assistance and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer’s position or potential rights of recovery.

RELIANCE

The Insurer has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the Underlying Policies, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES

If, subsequent to the issuance of the Followed Policy, the terms, conditions or limitations of an Underlying Policy are modified, the insureds must notify the Insurer in writing, as soon as practicable, of such modification. If any changes to the Followed Policy: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the Insurer reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	AUTHORIZED REPRESENTATIVE	SECRETARY

COUNTERSIGNATURE	DATE	COUNTERSIGNATURE LOCATION
(WHERE REQUIRED BY LAW)

AON RISK SERVICES NORTHEAST INC

199 WATER ST

NEW YORK, NY 10038-3526

2

ENDORSEMENT# 1

This endorsement, effective at 12:01 AM August 19, 2015 forms a part of Policy number 01-615-80-33

Issued to: HARTFORD SERIES FUND, INC.

By:  National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION

This endorsement modifies insurance provided under the following:

EXCESS EDGE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

EXCESS INSURANCE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding any of the terms and conditions of the Followed Policy, this policy does not cover loss resulting directly or indirectly from the: (i) theft, disappearance or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

(1)       confidential or non-public; or

(2)       personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 001

113027 (10/12)

1

ENDORSEMENT# 2

This endorsement, effective at 12:01 AM August 19, 2015 forms a part of Policy number 01-615-80-33

Issued to: HARTFORD SERIES FUND, INC.

By:            National Union Fire Insurance Company of Pittsburgh, Pa.

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This endorsement modifies insurance provided under the following:

EXCESS EDGE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY) EXCESS INSURANCE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

It is agreed that:

1.                      Notwithstanding any of the terms and conditions of the Followed Policy, this policy does not cover loss that is an indirect or consequential result of an Occurrence, including but not limited to loss resulting from payment of damages of any type for which the Insured is legally liable.

2.                      Solely for purposes of this endorsement, “Occurrence” means the occurrence of any of the perils specified in the Insuring Agreements of the Followed Policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 002

113029 (10/12)

1

ENDORSEMENT# 3

This endorsement, effective at 12:01 AM August 19, 2015 forms a part of Policy No. 01-615-80-33

Issued to: HARTFORD SERIES FUND, INC.

By:     National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 003

89644 (6/13)

1

ENDORSEMENT# 4

This endorsement, effective 12:01 AM August 19, 2015 forms a part of policy number 01-615-80-33 issued to HARTFORD SERIES FUND, INC.

by                         National Union Fire Insurance Company of Pittsburgh, Pa.

LIMIT OF LIABILITY AMENDED

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1.                                      The Limit of Liability in the Declarations is deleted in its entirety and replaced with the following:

Limit of Liability:

(a)                         Single Loss Limit of Liability:                     $10,000,000

(b)                         Aggregate Limit of Liability:                          $20,000,000

2.                                      The LIMIT OF LIABILITY Clause is deleted in its entirety and replaced with the following:

The Aggregate Limit of Liability set forth in subparagraph (b) of the Limit of Liability in the Declarations is the aggregate limit of the Insurer’s liability for all coverage under this policy, for all losses discovered during the Policy Period.

Subject to the Aggregate Limit of Liability the Insurer’s liability for each Single Loss shall not exceed the Single Loss Limit of Liability set forth in subparagraph (a) of the Limit of Liability in the DECLARATIONS.

3.                                      The term “ Single Loss” as used in this policy shall have the same meaning attributed to such term in the Followed Policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

M120239	END 4

ENDORSEMENT# 5

This endorsement, effective 12:01 AM August 19, 2015 forms a part of policy number 01-615-80-33 issued to HARTFORD SERIES FUND, INC.

by                        National Union Fire Insurance Company of Pittsburgh. Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

EDITION
FORM NUMBER	DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY - ADMITTED
113027	10/12	PROTECTED INFORMATION EXCLUSION
113029	10/12	INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION
89644	06/13	ECONOMIC SANCTIONS ENDORSEMENT
M120239		LIMIT OF LIABILITY AMENDED
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 005

78859 (10/01)

1

ENDORSEMENT# 6

This endorsement, effective 12:01 AM August 19, 2015 forms a part of policy number 01-615-80-33 issued to HARTFORD SERIES FUND, INC.

by                          National Union Fire Insurance Company of Pittsburgh, Pa.

DELETION OF ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the following endorsement is deleted in its entirety:

Endorsement # 4:                                        LIMIT OF LIABILITY AMENDED

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

94406 (04/07)	END 6

ENDORSEMENT# 7

This endorsement, effective 12:01 AM August 19, 2015 forms a part of policy number 01-615-80-33 issued to HARTFORD SERIES FUND, INC.

by                                  National Union Fire Insurance Company of Pittsburgh, Pa.

ITEM 1 AMENDATORY ENDORSEMENT

(ADDRESS)

In consideration of the premium charged, it is hereby understood and agreed that Item 1. of the Declarations is amended by deleting “ADDRESS” and replacing it with the following:

ADDRESS:	690 Asylum Ave.
Hartford, CT 06115

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

103603 (12/09)                                                                                                                                                                                              END 7

ENDORSEMENT# 8

This endorsement, effective 12:01 AM August 19, 2015 forms a part of policy number 01-615-80-33 issued to HARTFORD SERIES FUND, INC.

by                                  National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX (AMENDED)

In consideration of the premium charged, it is hereby understood and agreed that the “Forms Index” Endorsement is amended to include the following:

EDITION
FORM NUMBER	DATE	FORM TITLE
94406	04/07	DELETION OF ENDORSEMENT
103603	12/09	ITEM 1 AMENDATORY ENDORSEMENT
SYSLIB	01/05	FORMS INDEX (AMENDED)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 008

(1/05)

1

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producercompensation or by calling 1-800-706-3102.

91222 (4/13)

PRODUCER John Macko Aon Risk Services Northeast, Inc. 199 Water Street, 32nd Floor New York, NY 10038

Underwritten By
BERKLEY REGIONAL INSURANCE COMPANY

Administrative Office:	Issuing Office:
475 Steamboat Road	29 South Main Street, Suite 308
Greenwich, CT 06830	West Hartford, CT 06107

INVESTMENT COMPANY EXCESS FOLLOW FORM CERTIFICATE

POLICY NUMBER	BFIV-45001750-20	PRIOR POLICY NUMBER	BFI-71001429-14
NAMED INSURED	Hartford Series Fund, Inc.

MAILING ADDRESS	1 Hartford Plz, HO-GL-09
Hartford, CT 06115

POLICY PERIOD	8/19/2015 to 8/19/2016
(12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

a)             would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and

b)             for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier’s expressed Limit of Liability.

This policy does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier’s expressed Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER:	Berkley Regional Insurance Company
LIMIT OF LIABILITY:	$10,000,000 excess of $40,000,000 plus deductible

UNDERLYING COVERAGE:

Carrier:	St. Paul Fire and Marine Insurance Company
Limit of Liability:	$10,000,000
Deductible:	$250,000
Policy Number:	ZBN-91M39740-15-N2
Policy Period:	08/19/2015 to 08/19/2016

Carrier:	Illinois National Insurance Company
Limit of Liability:	$10,000,000 excess of $10,000,000 plus deductible
Policy Number:	01-615-80-33
Policy Period:	08/19/2015 to 08/19/2016

Carrier:	Continental Casualty Company
Limit of Liability:	$10,000,000 excess of $20,000,000 plus deductible
Policy Number:	596358018
Policy Period:	08/19/2015 to 08/19/2016

Carrier:	AXIS Insurance Company
Limit of Liability:	$10,000,000 excess of $30,000,000 plus deductible
Policy Number:	MNN719625/01/2015

BCR CGI XS 01 15

1

Policy Period:	08/19/2015 to 08/19/2016

Forms and Endorsements Forming Part of this Policy When Issued:

Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 01 15	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:

By acceptance of this Policy you give us notice canceling prior policy Numbers: BFI-71001429-14 the cancellation to be effective at the time this Policy becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

Ira S. Lederman	W. Robert Berkley, Jr.
Director, Senior Vice President and Secretary	Director and President

BCR CGI XS 01 15

2

POLICY NUMBER: BFIV-45001750-20	BAP 90 00 11 13
NAMED INSURED: Hartford Series Fund, Inc.	ENDORSEMENT #: 1
EFFECTIVE DATE: 08/19/2015	EXPIRATION DATE: 08/19/2016
DATE OF ISSUANCE: 12/10/2015

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:

Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 01 15	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 00 11 13

1

POLICY NUMBER: BFIV-45001750-20	BCR ALL 00 01 15
NAMED INSURED: Hartford Series Fund, Inc.	ENDORSEMENT #: 2
EFFECTIVE DATE: 08/19/2015	EXPIRATION DATE: 08/19/2016
DATE OF ISSUANCE: 01/20/2016

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CHANGE ENDORSEMENT

Change Number	Effective Date Of Change
1	12:01 A.M. on: 08/19/2015

The Named Insured is changed to:

The following Insured(s) is added as a Named Insured:

The following Insured(s) is deleted as a Named Insured:

The Mailing Address is changed to:
690 Asylum Ave, Hartford, CT 06115

The Policy Period is:
Extended to:	Reduced to:

Other:

Premium:
No Change in Premium

All other terms, conditions, limitations and exclusions remain unchanged.

BCR ALL 00 01 15

1

POLICY NUMBER: BFIV-45001750-20	BCR ALL 00 01 15
NAMED INSURED: Hartford Series Fund, Inc.	ENDORSEMENT #: 3
EFFECTIVE DATE: 08/19/2015	EXPIRATION DATE: 08/19/2016
DATE OF ISSUANCE: 01/20/2016

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CHANGE ENDORSEMENT

Change Number	Effective Date Of Change
2	12:01 A.M. on: 08/19/2015

The Named Insured is changed to:

The following Insured(s) is added as a Named Insured:

The following Insured(s) is deleted as a Named Insured:

The Mailing Address is changed to:

The Policy Period is:
Extended to:	Reduced to:

Other: 1st excess policy issued by Illinois National has been changed to National Union Fire Insurance Company of Pittsburgh, PA

Premium:
No Change in Premium

All other terms, conditions, limitations and exclusions remain unchanged.

BCR ALL 00 01 15

1